Exhibit 23

Consent of Independent Registered Public Accounting Firm

Plan Administrator and Participants of the YUM! Brands 401(k) Plan
YUM! Brands 401(k) Plan:

We consent to the incorporation by reference in the Registration Statements (Nos. 333-36893, 333-32048 and 333-109300) on Form S-8 of YUM! Brands, Inc. of our report dated June 29, 2009, with respect to the Statements of Net Assets Available for Benefits as of December 31, 2008 and September 30, 2007, the related Statements of Changes in Net Assets Available for Benefits for the year ended December 31, 2008 and the Transition Period from October 31, 2007 through December 31, 2007 and Supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2008, which report appears in the December 31, 2008 Annual Report on Form 11-K of the YUM! Brands 401(k) Plan.

/s/ KPMG LLP
Louisville, Kentucky
June 29, 2009